Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following press release was released in connection with the transaction:

T-Mobile Announces Plans for THREE Supercharged New T-Mobile Un-carrier Moves That Will Use Transformational 5G Network for GOOD

Announces plans to light up T-Mobile’s nationwide 5G on December 6, laying foundation for the New T-Mobile’s massive network that will have capacity to deliver breakthrough connectivity initiatives to millions if merger closes as expected in 2020

Introduces Connecting Heroes Initiative, a 10-year commitment for FREE 5G access to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS agency across the entire country

Unveils Project 10Million, a $10B commitment built to eradicate the homework gap for millions of children, giving FREE service to 10 million households – an unprecedented move!

Announces T-Mobile Connect, a groundbreaking prepaid solution for everyone at HALF the price of the lowest offer today – for just $15 per month!

BELLEVUE, Wash. — November 7, 2019 — The Un-carrier has spent nearly the last seven years changing wireless for good — and it’s about to go next level. T-Mobile (NASDAQ: TMUS) has been solving pain points on behalf of consumers since 2013, driving every big change in wireless, shaking up the industry and saving wireless customers what analysts estimate is about $11 billion through Un-carrier moves1! But there is still more to do. Enter the New T-Mobile. Fueled by a $40 billion investment in a 5G network and services expected to deliver 14 times more network capacity than today’s standalone T-Mobile, the combined T-Mobile and Sprint plans to be a supercharged Un-carrier that is not only bigger — but also better. This is 5G FOR GOOD.

Today T-Mobile announced its first planned Un-carrier moves for the proposed New T-Mobile: three bold new initiatives that will use the new company’s transformational network to bring accessibility and connectivity to the most deserving and underserved consumers across the country. The moves include:

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Connecting Heroes Initiative, a 10-year commitment to provide FREE 5G access — unlimited talk, text and smartphone data — to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS agency across the entire U.S.;

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Project 10Million, an unprecedented new program designed to eradicate the homework gap that exists for millions of children by offering FREE service and hotspots and reduced cost devices to 10 million households around the U.S. over five years; and

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T-Mobile Connect, a groundbreaking prepaid service offering that will bring a new competitive $15 per month prepaid option– half the price of the lowest T-Mobile plan today – to EVERYONE, especially lower-income consumers.

Also today, T-Mobile announced its plans to lay a foundation for the transformational New T-Mobile 5G network that will enable these moves with its never-before-seen massive capacity and depth. The company is lighting up nationwide 5G on December 6, covering more than 200 million Americans and more than 5,000 cities and towns across the country including millions in rural America. Customers will be able to tap into T-Mobile’s LTE and 5G network using the Samsung Galaxy Note10+ 5G or OnePlus 7T Pro 5G McLaren. And both phones will be able to tap into Sprint’s mid-band 5G spectrum with the New T-Mobile in 2020.

“We’re building a 5G network that will allow us to deliver future New T-Mobile moves that are going to be SO massive we couldn’t WAIT to share the first few. We have definitively put a stake in the ground around the kind of company the supercharged Un-carrier will be and the ways we can put this radically better 5G network to work doing GOOD for this country — good for consumers, good for competition and good for innovation! Only the New T-Mobile’s transformative 5G network will FINALLY have the capacity and reach to make the BOLD moves we announced today that are squarely aimed at SOLVING inequities that have huge impacts on our society. When it comes to wireless service, many have been taken advantage of, left behind or completely forgotten. It’s time for another wave of change and the New T-Mobile will be at the forefront of that!” said John Legere, CEO of T-Mobile.

Legere continued, “The Un-carrier is once again going to force change — this time by focusing on doing the right thing for those most in need and deserving of reliable wireless service. With the 5G network the New T-Mobile is set to build, we’ll be able to ease the burden of tight budgets for ALL of our nation’s first responders through our Connecting Heroes Initiative… give MILLIONS of our nation’s kids the access to fast, affordable and convenient internet that they deserve through Project 10Million … and deliver more for less through the lowest priced T-Mobile plan we’ve EVER had — T-Mobile Connect. We are READY to do this and hoping this deal will close so we can get to work!”

Connecting Heroes Initiative

Americans rely on first responders, and first responders rely on capable wireless services. In an emergency, no connection is more important. Yet, across the country, many of the nation’s first responder organizations — state, county and city agencies — face a budget crisis year after year. Today, more than 75% of fire chiefs describe budget limitations as a top challenge. First responders and the communities they serve should not have to decide between important equipment and wireless services. Every single day, these dedicated professionals see it all, they fight it all and they help us all — when we need it most. Those who serve us all, deserve better.

Through Connecting Heroes, the New T-Mobile is making an up to $7.7 billion, 10-year commitment to make FREE unlimited talk, text and smartphone data available to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS first responder agency across the entire country! Participating first responders will always have the highest priority of any plan on T-Mobile’s network no matter how much data they use — and Connecting Heroes gives them money back in their budgets to support other crucial needs like life-saving tools and extra pay. This is 5G FOR GOOD. Starting with today’s Un-carrier announcement, any public and non-profit state, county or city police, fire or EMS agency interested in Connecting Heroes can get on the list at t-mobile.com/connectingheroes.

Project 10Million

There are 35 million households in this country with children, and of those, about 15% have no home internet. At the same time, seven in ten teachers assign online homework. Where education should be a leveler, students without connectivity are at a disadvantage when they’re unable to complete assignments or even simply communicate with teachers and peers. Studies show that those students without home internet access have a consistent pattern of lower scores in reading, math and science. This is the homework gap — and it’s just not right.

The New T-Mobile’s Project 10Million aims to eradicate the U.S. homework gap through an unprecedented $10 billion commitment that will deliver free internet access over the next five years and another $700 million commitment in hardware to 10 million households. Eligible families in the U.S. and Puerto Rico will receive up to 100GB of FREE internet access each year, one FREE Mobile Wi-Fi enabled hotspot and the option to purchase select Wi-Fi enabled devices at the company’s cost. And like all New T-Mobile customers, Project 10Million recipients will benefit from the New T-Mobile’s expanded 5G capabilities.

T-Mobile Connect

While T-Mobile and Metro by T-Mobile have some of the best priced plans in the market, the lowest cost plans still start at $30 a month — the cost of a month’s worth of breakfasts for your average public school student. Thanks to benefits that will come from the proposed merger, the New T-Mobile will be able to help customers who need service most, but struggle to fit it in their budget. With the new T-Mobile Connect, all U.S. and Puerto Rico consumers will get an unprecedented HALF OFF of T-Mobile’s lowest priced plan, and access to the New T-Mobile’s supercharged 5G network. At just $15 per month, the plan will give customers unlimited talk and text with 2GB of high-speed smartphone data. That is an estimated annual savings of $180 per year! For $25 per month, customers get 5GB of high-speed data. And because we know that customers use more data every year, T-Mobile Connect will also have an innovative Annual Data Upgrade to give customers an additional 500MB of data per month, every year, for the next five years! This is the first plan that automatically gets bigger and bigger – every, single, year.

T-Mobile Connect is another part of the New T-Mobile’s previous pricing commitment, which includes providing consumers access to the same or better rate plans at the same or better prices for three years. And this unprecedented low-cost plan will further spark competition and drive prices down across the industry, for everyone!

Other New T-Mobile Commitments

Today’s newly announced initiatives align with other consumer and community-centric commitments the future New T-Mobile has previously made. T-Mobile and Sprint had already shared plans for job growth, industry-leading customer support and best of the best diversity and inclusion practices as the New T-Mobile, including:

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being a job creator from day one by employing more people than either standalone company and in total, having more than 11,000 additional employees by 2024 compared to what the combined standalone companies would have;

•	expanding its industry-leading Team of Experts (or TEX) customer service model to all New T-Mobile customer experience centers in the U.S.;

•	creating five new Customer Experience Centers to support customers, including building new care facilities near Fresno, Calif., Kansas City, KS, and Rochester, NY;

•	and delivering a groundbreaking set of diversity and inclusion initiatives in partnership with six civil rights organizations, including the National Urban League.

The companies have also consistently demonstrated how the New T-Mobile is pro-competitive with its plans to compete on price, offering consumers new choice and building a new national competitor in broadband.

“Our first planned New T-Mobile Un-carrier moves and all the commitments we’ve made before today illustrate exactly what we mean when we say we are going to use wireless — and now 5G — for GOOD! The things consumers love about T-Mobile won’t change. We’re still solving pain points and forcing change, but now we’ll be powered by a SUPERCHARGED network that is only possible with a combined T-Mobile and Sprint. With the New T-Mobile, we will have the ability to drive toward REAL solutions to even bigger pain points, with the true scale and capacity needed to SOLVE them. There’s nothing more Un-carrier than that!” said Mike Sievert, President and COO of T-Mobile. “We know some still have questions about why we need the New T-Mobile — and have said they need to see certain things in order to agree that it should move forward, like more innovation and lower prices. What’s amazing is that we are actually aligned. Today’s moves show once again how the New T-Mobile will change wireless for GOOD, with more competition, lower prices, and innovative solutions. And the best part is that this is just the beginning of what’s possible. This can all come together with a T-Mobile/Sprint combination and we’re ready to go… we can’t WAIT to get started!”

T-Mobile can make these commitments if the proposed T-Mobile and Sprint merger closes. Additional information can be found at www.NewTMobile.com.

About T-Mobile US, Inc.

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 84.2 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

Media Contacts

T-Mobile US, Inc. Media Relations

MediaRelations@t-mobile.com

Investor Relations Contact

T-Mobile US, Inc.

investor.relations@t-mobile.com

http://investor.t-mobile.com

[1]	IDC White Paper, sponsored by T-Mobile, Un-carrier: A Multibillion-Dollar Consumer Savings and Market Leadership Playbook, March 2018

A 5G capable device will be required to access T-Mobile’s 5G network; coverage not available in some areas. While 5G access won’t require a certain plan or feature, some uses/services might. On all plans, video typically streams at 480p. Connecting Heroes: For state & local fire, police, and EMT agencies who verify eligibility; may be subject to line limits. Project 10Million requires verification of low income and home internet need for eligible student; full terms available at enrollment. T-Mobile Connect: Taxes & fees additional. Data allotment increases 500MB annually on plan launch date through 2024. Monthly data ends once allotment reached; add-on passes available for purchase. Network Management: Programs/services may be slowed, suspended, terminated, or restricted for interference with our network or ability to provide quality service to other users or abusive/excessive use. On-device usage is prioritized over tethering usage, which may result in higher speeds for data used on device.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435),which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.